

KYNDOO

The data platform solving for influencer fraud, attribution, and safety.

The future is *personalized*



Marlboro

The
50s

Persona-based marketing



"He Likes it! HEY MIKEY!"
QUAKER
life
MIKEY'S BACK ON TV!

The
70s

Targeting everyday life



General Mills
CRISPY CRUNCHY WHOLE WHEAT FLAKES
WHEATIES
THE BREAKFAST OF CHAMPIONS

The
80s

Rise of the athlete endorsement



Calvin Klein

The
90s

Celebrity-level endorsements



Early
2000s

Reality TV and social product placement



imstilljosh
Paid partnership with pillpack
110 likes
imstilljosh Living well for me includes forgetting all the small details sometimes— and that can be a problem for adherence. Did I take my pills? @pillpack helps those like me keep it together— with daily pill packs of my meds. Sometimes simple is living well! http://bit.ly/30D8CAs #Sponsored

2020s
and beyond

Real people and real recommendations

Why we’re all **#ThrowingShade** on influencer marketing

$5 billion will be lost to **influencer fraud** in 2021 alone.



Brands are marketing to audiences that don't exist



89% of social media followers are outside of the US

Brands have little to no visibility into who the influencers' followers really are.

60% of "influencer" accounts show fraud

Most common forms are bought followers, likes and comments.

Tracking and performance is broken and fragmented

Too much lost time and energy, regardless of business size.

The Kyndex Report

We score influencer authenticity and track results

REACH & PERFORMANCE DATA

Key data about their audience reachability, authenticity and engagement.

BRAND MENTIONS

Analysis of post performance and how much branded content influencers showcase.

INSIGHTS BEYOND THE POST

Move beyond the vanity metrics and understand how the audience engages.



KYNDOO
About
Influencers
Brands
Blog
FAQ
Sign in
Jaymee
Top Audience Interests :
Restaurants, Food & Grocery: 60.31%
Fitness & Yoga: 43.68%
Travel & Tourism: 41.46%
Kyndex Score : good
Engagement Rate: 2.28%
US based Audience: 78.9%
37164 12182 52,548 134
84
Reach and Performance Data
Followers : 34962
Global Rank : 696246
Average Likes : 738
Average Comments : 115
Audience Reachability : average 77.5%
Audience Authenticity : very good 70.34%
Growth : organic no "incentivised following" patterns detected on followers & following graphs.
Likes Spread : good spread in likes between posts is 61.65% similar accounts have 49.78%
Comments Authenticity : good most of 1429 recent comments looks authentic.
Likes-Comment Ratio : good @jaymeesire receives 15.6 comments per 100 likes, similar accounts receive 2.7 comments per 100 likes.
Brand Mentions
Non-ad vs advertising posts for 30 days
Advertising Performance
Normal @jaymeesire average ER is 2.23% and their advertisement posts average ER is 2.1%
Post Frequency
Below Average @jaymeesire makes 4.73 post/week
Advertising Post Frequency
Usually @jaymeesire makes 1.81 ad post/week that's 38% of their content.
Brand Mentions
46 brands @jaymeesire mentioned 46 brands from Restaurants, Food & Grocery, Travel & Tourism, Music, Beauty & Fashion, Fitness & Yoga, Sports, Home & Garden, Art & Design and Clothes, Shoes, Handbags & Accessories categories in last 180d
Job Insights
PICTURES | POST | FOLLOWERS | ENGAGMENT | LIKES | COMMENTS | IMPRESSIONS | REACH | SAVED | VIDEO_VIEWS
July 26, 2020 Instagram is my personal | 127057 | 7.05% | 8865 | 92 | 91520 | 82418 | 55 | 0
July 27, 2020 Women create, cultivate a | 127057 | 12.05% | 15134 | 171 | 128004 | 113524 | 166 | 0



Authentic Audience Demographics
Audience Type
Male vs Female by Age
Audience Geography By Country Name
Audience Geography By States Name
Audience Geography By Cities Name
Audience Language
Audience Interests
Audience Ethnicity
Followers & Following
Likes Comments Ratio Chart
Recent Instagram Posts

AUDIENCE INFORMATION

Overall assessment of the influencer's *real people* followers – audience age, gender, location, interests, and more.

RECENT POSTS

See examples of recent posts.

Pathfinder | We provide ***Beyond the Swipe Up*** **attribution**

By their State




Florida
California
Hawaii
Texas
New York
Probability 0% 5% 10% 15% 20% 25% 30%

By their age and gender


Female 25-34 30%
Female 35-44 15%
Male 25-34 12%

By their interests


Beauty 15%
Lifestyle 13%
Movies 12%
Music 10%
Sports 10%

And we provide a 14-point **brand safety check** on all content.


Q
!#{?!

This is a Big Data opportunity

SOM

$1.1 Billion

7.5 million monthly sponsored posts in 2025 × $150 avg take per post

Influencer Marketing Spend in 2025

$15 Billion

TAM 2025

$23.9 Billion

Global predictive analytics*

*Market size was valued at $8.2 billion in 2020, and is projected to reach $23.9 billion by 2025, growing at a CAGR of 23.2% from 2019 to 2025.

We Kyndoo it!



Kelly McDonald
CEO, Co-Founder

Expert in Sales, Operations and Market Networks

- Senior VP, Revenue, Operations & People, RealtyShares
- VP of Sales and Operations at Movoto
- VP of Sales, Operations and Data at RME360



Jin Yu, PhD
CTO, Co-Founder

Expert in big data, AI, and large scale distributed infrastructures *with five patents*

- Serial Entrepreneur – 3× Founder
- CTO at AsiaInfo Data – managing 1,600 engineers
- VP Engineering and Chief Architect at OpenX

Core team



Speed Yu
Senior Data Architect

- Data Architect, Transamerica
- Staff Data Engineer, OpenX
- Principal Architect, Portaura



Amy Romero
Chief Marketing Officer

- CMO, Creative Drive
- SVP, Marketing & Business Development, Ketchum
- Director of Broadcast and Digital Media, RAPP



Jia Wen
Sr. Software Engineer



Shawn Zeng
Software Engineer



William Ye
QA Engineer



Julia Nazario
Sales and Marketing Specialist

Kyndoo.ai knows who has *real* influence and who's a *fraud*

1 Identify and validate followers.

We curate profiles for social insights including age, gender, location, interests and ethnicity.

2 Determine the influencers with whom followers are most engaged.

Our influencers are vetted for audience authenticity, engagement and brand mention performance across multiple channels.

3 Input into our proprietary technology and determine who the brand should hire for the best performance.



Know Your Audience

We leverage both public and private data as our influencers are registered with us and have approved our data access on their social accounts.

Business defensibility | **Data network effects**



Influencer Posts on Social Media
"Look at my new puppy!"
#Ad, @lacroix "I only drink La Croix water!"
"Baby number 2 due in March!"
#ad performance = High
Kyndoo Collects Follower & Post Data
Analyzes for UPS insights
= Is pet owner
= Is pregnant
Which civilians are engaged?
Brand Hires Influencer
UPS
Determines new influencer suggestions based on target audience and Kyndex
Influencer Kyndex Score and Profile updates
Followers
+ 200
Brand mention
Performance 3%
Kyndex
Increased from 78 to 80
Know Your Audience
The KYA suggestions are enhanced

AI data products

Our next generation

Consumer Behavior

Trending Topics

Consumer Preferences

Brand Passion and Sentiment

Competitive Insights

Sentiment Drivers

Attributes | Call-to-Action | Emotions



dumigwebu • Follow
dumigwebu GUYS! If you don't have this, I suggest you get your hands on one QUICKLY! This device is amazing with its built in GPS function which makes it easy to get around the city and discover new routes. I'm really enjoying it this little nifty gadget from the Fitbit team
#FitbitCharge4 @FitbitSAfrica
#MakeEveryMinuteCount #ad
1w

Behaviors | Objects | Hashtags | Brands

Consumer Sentiment

Ratings and Reviews

Social Engagement

Survey Response

Purchase Intent

Customer Journey

***Know Your Audience (KYA)* Database**

Caption Intelligence

Predictive Outcomes for the Customer Experience

Revenue model

Current

- We charge 20% on top of negotiated fees
- Self-serve subscription model in Beta—tiered cost-based on Kyndex and attribution product usage

Expanding with Product Pipeline

- Data API
- Model based on predictive or guaranteed outcomes
- Influencer training and business management

Who we are working with now

American Cancer Society®

Shaklee®

Public Habit.

PLUTO

HandsFree HEALTH

oōtem

EVAN WHITE PUBLIC RELATIONS

HAMAMA

myCharge®

Pill Pack by amazon pharmacy

DEFINITELY REAL

R3SET natural stress support

doot

salted

PlushCare

marseille

Citrus

wholebeing institute

SIMPLE HONEST SCRUFFY JACK'S CALIFORNIA

CANNACRAFT

minted.

ECOCART

HAVASU NUTRITION®

bada baby™

drink PERFECTION

SOCIAL TABLE

CALIFORNIA OLIVE RANCH®

Early proof points

In side-by-side tests against competitors, our influencers out-perform them every time

Prompt given to the influencer: Show the product in your daily life and encourage your followers to purchase in the CVS *Calm and Mood* section

- Kyndex scores an average of **20 points higher** than competitors' suggestions
- Our brands are **repeating at a 70% rate**


courtroomcowgirl • Follow
courtroomcowgirl Pre-run secret: over the last 12 days, I've ran barrels 7 times. Before those runs, I took @getr3set and had little to ZERO nerves... which translates into little to ZERO nerves for my horse... which translates into better, faster runs
@getr3set is an all-natural calming & stress support available at CVS in the "Calm & Mood" section. Use it in the morning. Use it in the evening. Use it in moments of heightened anxiety, like barrel racing. More info in the in my bio
#getr3set #ad #sponsored #calm
Liked by getr3set and 2,200 others
JUNE 17

Kyndoo influencer

Kyndex Score	78
Engagement rate	7.8%
US-based audience	67%
Audience in target age	66%
Cost per engagement	$0.10


chelseynicolemodel • Follow
South Portland, Maine
chelseynicolemodel Stress is a reality we all deal with and sometimes it's hard to keep things from getting overwhelming Which is why I turn to @getr3set to help me keep my cool these amazing capsules are a multi-sensory experience The aromas from the bottle alone are enough to relax your mind & body The ingredients are backed by over 200 clinical studies. Non-habit forming, vegan, GMO-Free, caffeine free, melatonin free, all natural coloring and flavoring Stop by your local @cvspharmacy and R3SET Link in bio .
R3SET
unwind
calm
Liked by getr3set and 826 others
JUNE 27

Competitor influencer

Kyndex Score	19
Engagement rate	1.85%
US-based audience	24%
Audience in target age	49%
Cost per engagement	$0.37

Costs 0.27¢ more per engagement!

How does **27cents** per engagement add up?

200
Posts/stories
#GetR3SET Campaign

×

563
Engagements per post

=

110,911
Engagements

110,911
Engagements

×

0.27
Engagements per post

=

$29,945
Overall campaign savings

OR

19 MORE top performing INFLUENCERS with 1000+ average engagements hired to do **2 more posts** each for **40K+ more engagements**

Competitive landscape



Predictive
acxiom
IBM
ORACLE
KYNDOO
Decision Support
Decision Automation
GRIN
CreatorIQ
PIWIK PRO
ASPIREIQ
IZEA
upfluence
SAP
salesforce
Descriptive: What Happened

Our roadmap

Predictive results—Prescriptive actions

May 2020
- Kyndoo.ai's core team is onboard

July 2020
- Launch User Profile Store (reaching **80 million** Instagram users)

August 2020
- Performance Insights released

September 2020
- Pathfinder—*Beyond the Swipe* Attribution Tracking released

November 2020
- Caption Intelligence

January 2021
- Expand the UPS across all major platforms (Instagram, YouTube, Tiktok, etc)
- Influencer community

March 2021
- Guarantee model
- Predictive result and prescriptive action

Data → Insight → Action → Intelligent automation

Milestones achieved prior to May 2020 can be found on page 20

Our advisors and investors

Advisors



Arjun Dev Arora
Founder & Advisor, Valence Advisory



David Murray
Cofounder & President, Confirm



Jon Low
Co-Founder & Advisor, Valence Advisory



Barton Warner
CEO and CoFounder, R3SET



Kristie Gan
Director, New Verticals

Investors

500 Startups



Bin Yang
Angel,
Managing Partner,
CV Capital

Gaingels

Appendix



Major milestones


KYNDOO
BETA
facebook
Instagram
The Kyndex
marseille
Pill Pack
by amazon pharmacy
Shaklee
500
TechCrunch
Gaingels
Pathfinder
Beyond the Swipe Up

2H 2018	Q1 2019	Q2 2019	Q3 2019	Q4 2019	Q1 2020	Q2 2020	Q3 2020	Q4 2020
• **Aug 22**– Kyndoo Beta launches • **Oct 31**–First campaign launches • Kyndoo is accepted to StartOut Growth Lab (SGL)– fourth cohort	• **Mar 6**–Kyndex MVP released • **Mar 21**–IG and FB basic API approvals	• Kyndex profiles launch • Brand side of Kyndoo MVP launches	• 700 infuencers onboard • First on platform campaign with Marseille and NBA star, Justin Jackson	• Campaigns with billion dollar brands PillPack and Shaklee • More than 1,000 influencers on board	• Co-founder and CTO Jin Yu joins • Kyndoo graduates from *500 Startups Batch 26* • Launches *Know Your Audience*	• Hires Data Engineer, CMO, and two software engineers • Approvals for IG/ FB graph APIs	• Influencer Post Insights released • TechCrunch invites Kyndoo to inaugural "Techcrunch Include" cohort	• Pathfinder– Beyond the Swipe attribution released • Kyntelligence released • 14-point content safety check released • Gaingels invests in Kyndoo

Go-to-market plan



Partnership

- Media agencies
- PR agencies
- Shopper networks

Organic

- Profile sharing
- Metrics sharing
- Referral program
- Reviews

Lead Generation

- Cold Targeted Outreach
- Email marketing
- Virtual networking & tradeshows
- Influencer webinars with brand audience

Predictive campaign execution



User Behavior Events
Baseline Update
Model Training
Model Validation
Optimization
Campaign Execution
Deploy & Test
Model Update

- Closed loop for all phases of data, from training, testing, to campaign results
- Adaptive campaign model optimization based on closed feedback loop
- Continuous, automated model training
- Container-based model inference. Trained models are packaged as micro services running in K8S containers for rapid deployment and real time serving

Technical architecture


Applications
Campaign Engine
RealUPS
Analytics Workbench
AI Model Management
KYA Visual Pipeline
KYA Advanced Notebook
AI Service
KYA Learning Service
KYA Inference Engine
Common Data Model (CDM)
Data Store
Time Series
Key Value Store
Acquisition
Real Time Ingestion
Batch Ingestion
Third Party API
Data Source
Media & Posts
Location Data
Comments & Likes

Product architecture



Know Your Audience (KYA) Social Platform
Predictive Campaign Engine
Predictive Executor
Campaign Store
RealUPS
Quality Service
Profile Aggregator
RT Attribution Store
User Profile Store
Campaign Workbench
Analytics Workbench
Predictive Analytics
Prescriptive Analytics
Audience Workbench
KYA AI Platform
TensorFlow
kubernetes
learn
KYA Data Platform
kafka

Kelly McDonald
investors@Kyndoo.com

kyndoo.ai


KYNDOO